Exhibit 99.2

NOTICE AND MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 7, 2020

DATED APRIL 7, 2020

300 – 900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Thursday, May 7, 2020 at 1:00 p.m. (Pacific Time), at the offices of the Company at 300 – 900 West Hastings Street, Vancouver, BC V6C 1E5, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2019, together with the auditor’s report thereon;
2.	to set the number of directors at nine (9) for the ensuing year;
3.	to elect nine (9) directors of the Company for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.

to amend the equity incentive plan from a “rolling 10% plan” to a “fixed plan”, pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of the Record Date (as defined below); and

6.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Wednesday, April 1, 2020 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management information circular and form of proxy or voting instruction form (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Meeting Materials. Additionally, Shareholders may submit their vote over the internet, by fax or by telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:00 p.m. (Pacific Time) on Tuesday, May 5, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

In light of ongoing concerns regarding the spread of COVID-19, shareholders are encouraged to vote on the matters before the Meeting by proxy. We encourage shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms.  As always, we encourage shareholders to vote their shares prior to the Meeting by following the instructions under the heading “Voting Information” in the accompanying management information circular.

We may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable, which may include delaying the Meeting or holding the Meeting entirely by electronic means, telephone or other communication facilities.  Please monitor our website at www.lithiumamericas.com for updated information.  If you are a registered shareholder or appointed proxyholder and are planning to attend the Meeting, please notify the Company in advance of the Meeting at either the email address or phone number provided below:

Email: legal@lithiumamericas.com

Telephone: 778-656-5820

We also encourage registered shareholders or appointed proxyholders to check our website one week prior to the date of the Meeting for updates.

The management information circular and the other Meeting Materials will be available on SEDAR at www.sedar.com and can also be found on the Company’s website at www.lithiumamericas.com.

DATED at Vancouver, British Columbia, the 7th day of April, 2020.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland

Chairman of the Board

GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Lithium Americas Corp. (the “Company”, “Lithium Americas” or “LAC”) of proxies to be used at the annual general and special meeting of Shareholders (the “Meeting”) and any adjournment thereof, to be held on Thursday, May 7, 2020 at 1:00 p.m. (Pacific Time), at the offices of the Company at 300 – 900 West Hastings Street, Vancouver, BC V6C 1E5, for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Date of Information

This Circular is dated April 7, 2020.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Currency

All dollar amounts are expressed in Canadian dollars (“C$” or “$”), or United States dollars (“US$”), as indicated.

This Circular is being mailed with a form of proxy (“Proxy”) or voting instruction form (collectively, the “Meeting Materials”), in accordance with applicable laws.

Share Capital

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on Wednesday, April 1, 2020 as the record date, being the date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”).

The Company’s authorized capital consists of an unlimited number of Common Shares without par value. As of the Record Date, the Company had 90,004,604 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

On November 8, 2017, the Company effected a share consolidation of its outstanding Common Shares on the basis of one Common Share for every five previously outstanding Common Shares (the “Consolidation”). Unless noted otherwise, all references to the number of Common Shares, Options (defined below), DSUs (defined below) and RSUs (defined below) and their strike price and per share information in this Circular reflect the Consolidation.

Who Can Vote

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the Shareholder has transferred the ownership of any such Common Shares after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two Shareholders entitled to vote at the Meeting, whether appearing in person or by proxy, who hold Common Shares carrying, in the aggregate, not less than five percent (5%) of the issued Common Shares entitled to vote at the Meeting. Except as otherwise stated in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by Proxy or otherwise, will constitute approval of any matter submitted.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a Proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company no person or company beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares
Ganfeng Lithium Co., Ltd. (“Ganfeng”)(2)	15,000,000	16.7%
Bangchak Corporation Public Company Limited (“Bangchak”)(3)	14,154,251	15.7%

Notes:

(1)	These numbers are derived from the respective shareholders, or public filings made by these shareholders on the System for Electronic Disclosure by Insiders (SEDI).
(2)	Mr. Xiaoshen Wang, a director of LAC, is the Vice Chairman and Executive Vice President of Ganfeng.
(3)	Dr. Michael Fischer, a director nominee of LAC, is an Executive Vice President (Natural Resources) of Bangchak.

Notice and Access

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the approval of the New Plan.  See “Approval of Equity Incentive Plan Amendment” and “Summary of the New Plan”.

Interest of Informed Persons in Material Transactions

Except as set out herein, and in the Company’s Annual Information Form, Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and that are available through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Additional Information

Copies of the Company’s Annual Information Form, Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available through SEDAR at www.sedar.com. Information concerning the Company, including printed copies of the Company’s Annual Financial Statements, may be obtained by any Shareholder free of charge by contacting the Company at 778-656-5820.  Financial information is provided in the Company’s Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year.

VOTING INFORMATION

COVID-19

In light of ongoing concerns regarding the spread of COVID-19, Shareholders are encouraged to vote on the matters before the Meeting by Proxy. We encourage Shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms.  As always, we encourage Shareholders to vote their Common Shares prior to the Meeting by following the instructions set out herein.

We may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable, which may include delaying the Meeting or holding the Meeting entirely by electronic means, telephone or other communication facilities.  Please monitor our website at www.lithiumamericas.com for updated information.  If you are a Registered Shareholder or appointed proxyholder and are planning to attend the Meeting, please notify the Company in advance of the Meeting at either the email address or phone number provided below:

Email: legal@lithiumamericas.com

Telephone: 778-656-5820

We also encourage Registered Shareholders or appointed proxyholders to check our website one week prior to the date of the Meeting for updates.

Solicitation of Proxies

Management’s solicitation of proxies will be conducted by mail and proxies may also be solicited personally or by telephone or any form of electronic communication by the employees, directors and/or officers of the Company, as applicable, at nominal cost.

The Company may also pay any reasonable costs incurred by persons who are the registered but not beneficial owners of the common shares in the capital of the Company (the “Common Shares”) (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Meeting Materials to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Chief Financial Officer of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Registered Voting and Appointment of Proxyholders

A Registered shareholder is a Shareholder whose name appears on the share certificate (each, a “Registered Shareholder”).

Accompanying this Circular is a Proxy for use at the Meeting. If a Registered Shareholder cannot attend the meeting in person, they may vote by proxy in one of the following ways:

(a)	by mailing the signed Proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	by hand delivering the signed Proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(c)	by transmitting the signed Proxy by facsimile to Computershare Investor Services Inc. to (416) 263-9524 or 1-866-249-7775;
(d)	by using the internet at www.investorvote.com using the 15-digit control number located at the bottom of your Proxy; or
(e)	by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-5884290 (outside North America).

Additionally, a Shareholder desiring to appoint some other person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper Proxy. A Registered Shareholder wishing to be represented by proxy at the Meeting, in all cases, must deposit the completed Proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. To be effective, a Proxy must be received not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy should be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the accompanying Proxy are directors and/or officers of the Company.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “Non-Registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of the person (the “Non-Registered Shareholder”) but which are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”).

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. The Company does not intend to send copies of the Meeting Materials directly to NOBOs and will instead rely on the Intermediaries to do so. The Company does intend to pay for Intermediaries to forward Meeting Materials to OBOs.

Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Shareholder in accordance with the directions on the voting instruction form. Voting instruction forms sent by Computershare permit the completion of the voting instruction form by telephone or through the Internet at www.investorvote.com.

The purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should follow the instructions on the voting instruction form to indicate that it (or such other person) will attend and vote at the Meeting. Non-Registered Shareholders should carefully follow the instructions contained in the voting instruction form of their Intermediaries and their service companies and contact them directly with any questions regarding the voting of Common Shares owned by them.

Additionally, the Company may utilize Broadridge’s QuickVoteTM service to assist Non-Registered Shareholders with voting their shares.

Revocation of Registered Proxies

A Registered Shareholder who has given a Proxy may revoke it insofar as it has not been exercised. A Proxy may be revoked by instrument in writing executed by the Registered Shareholder, or by his or her attorney authorized in writing, or if the Registered Shareholder is a company, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing and deposited at the registered office of the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy may also be revoked in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her Proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting. Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to change their vote and if necessary change their decision to attend and vote at the Meeting. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by a properly executed Proxy given in favour of the persons designated in the printed portion of the accompanying Proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the Proxy shall be voted accordingly. Except with respect to broker non-votes described below, here no choice is specified, the Proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, the enclosed Proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by Proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

Under NYSE rules, brokers and other intermediaries holding shares in street name for their customers are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a larger proportion of votes cast for the election of directors. For purposes of the Company’s majority voting policy, a broker non-vote is not considered to be a vote withheld.

As of April 7, 2020, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 40,504,037 Common Shares, representing approximately 45% of the issued and outstanding Common Shares on an undiluted basis (including Common Shares held by Ganfeng, Bangchak and Geologic Resource Partners LLP).  Mr. Ireland is the sole shareholder of Geologic Resource Partners LLC, which is the General Partner of Geologic Resource Partners LLP.

ITEMS OF BUSINESS

Presentation of Financial Statements

The audited consolidated financial statements as at and for the year ended December 31, 2019, as well as the audit report thereon, will be placed before the Shareholders at the Meeting.

Set the Number of Directors

Management of the Company proposes that the Shareholders fix the number of directors of the Company at nine (9) for the ensuing year.

Management recommends a vote FOR the fixing of the number of directors of the Company at nine (9) for the ensuing year. In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR such resolution.

Election of Directors

The Board presently consists of ten directors.  The term of office of each of the present directors expires at the Meeting.  Management of the Company proposes to nominate the persons listed below under the heading “Directors Disclosure” for election as directors of the Company.  Each director elected will serve until the next annual general meeting of the Company or until his or her successor is duly elected or appointed. Please refer to the section “Directors Disclosure” for a further description of the nominees and of the Board of Directors generally.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR the nominees listed herein.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), were originally appointed as the auditors of the Company on August 18, 2015, have been re-appointed annually since then, and will be nominated at the Meeting for re-appointment as auditor of the Company with their remuneration to be fixed by the Board.

In the Company’s Annual Information Form for the year ended December 31, 2019, Lithium Americas included the following table setting forth fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2019 and 2018:

For the years ended December 31,
	2019	2018
Audit fees(1)	C$217,000	C$243,933
Audit-related fees	-	-
Tax fees(2)	C$183,358	C$259,500
All other fees(3)	C$9,000	C$9,000
Total	C$409,358	C$512,433

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(3)	All other fees represent fees for audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Management recommends a vote FOR the appointment of the Company’s auditors. In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Board to fix their remuneration.

The Audit Committee currently consists of Gary Cohn (chair), George Ireland and Fabiana Chubbs. NI 52-110, provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee are “independent” directors.

For more information about the Company’s Audit Committee, please see the section entitled “Audit Committee Information” in the Company’s Annual Information Form for the most recently completed financial year.

Approval of Equity Incentive Plan Amendment

On December 15, 2015, the Board, on the recommendation of the Compensation Committee, adopted an equity incentive plan (the “Plan”) that permitted the Company to award Options to its executives and directors, RSUs (which include PSUs) to its executives and directors and DSUs to its directors.  The Plan was subsequently approved by Shareholders of the Company at the annual general meeting held on March 30, 2016.  Effective August 15, 2016, the Board made certain non-substantive amendments to the Plan, as it pertained to United States participants under the Plan.  The Plan is a “rolling” plan whereby the maximum number of Common Shares issuable is tied to the Company’s total issued and outstanding share capital from time-to-time. The amended and restated Plan was most recently approved by the Shareholders on June 26, 2019.

The Board has approved an amendment to the Plan to change the number of Common Shares issuable under the Plan to a fixed number equal to 14,400,737 Common Shares (16% of the Company’s issued and outstanding Common Shares as of the Record Date) (the “New Plan”). The TSX has also approved the New Plan.  For additional information see “Summary of the New Plan”.

Pursuant to the rules of the Toronto Stock Exchange (“TSX”), the New Plan needs to be approved by Shareholders.  Accordingly, at the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution by simple majority vote, the text of which is set out below, approving the New Plan.  If, at the Meeting, the Shareholders do not approve the below resolution, the Plan will continue to remain in place.

For a description of the New Plan, see “Summary of the New Plan”.

BE IT RESOLVED THAT:

1.

The Amended and Restated Equity Incentive Plan of Lithium Americas Corp. (the “Company”), dated for reference April 5, 2020 (the “New Plan”), substantially as described in the Management Information Circular with respect to the Company’s annual general meeting of shareholders to be held on May 7, 2020 (the “Meeting”), be and is hereby approved, confirmed and ratified;

2.

The Board of Directors of the Company (the “Board”) be and is hereby authorized to reserve a sufficient number of common shares in the capital of the Company to satisfy the requirements of the New Plan; and

3.

Any one more of the directors or officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things, execute or deliver all such documents and other writings, including treasury orders, as may be required to give effect to the intent of the foregoing resolutions.

Management recommends a vote FOR the foregoing resolution.  In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR the foregoing resolution in respect of the New Plan.

DIRECTORS DISCLOSURE

Advance Notice for Nominations

The Articles of the Company include “Advance Notice Provisions”, which impose procedural requirements for the election of directors. The Advance Notice Provisions state that, in addition to those individuals proposed for election by the board, a registered or beneficial Shareholder can propose the nomination of additional individuals for election as directors if the requisite notice and information are provided and the nominee(s) sign applicable representation and agreement(s). In the case of this Meeting, a Shareholder would need to undertake the following in order to properly nominate one or more individuals for election as director at the Meeting:

(a)	provide to the Company on or before March 30, 2020:
(i)	a notice setting out, for each nominee,
a.	the name, address and principal occupation;
b.	the number of shares of the Company owned beneficially or of record or controlled;
(ii)	a statement regarding independence pursuant to NI 52-110;
(b)	any other information that would be required in a dissident proxy circular
(c)

a notice setting out any information about the nominating Shareholder equivalent to that in a dissident proxy circular, including the number of shares controlled or owned beneficially or of record; and

(d)	deliver to the Company a representation and agreement in a form reasonably required by the Company for each nominee on or before the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy for non-contested meetings (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy each nominee must stand for election individually, and directors are not entitled to be elected pursuant to a slate. The Majority Voting Policy specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board, notwithstanding that the individual may have been technically elected to the Board under the BCBCA. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election. A decision regarding such a process must be disclosed by press release.

Investor Rights Agreements

Pursuant to an investor rights agreement entered into between the Company and Ganfeng in 2017 (as amended), Ganfeng was granted the right to nominate one director to the Board for as long as it owns not less than 15% of the Common Shares. Ganfeng’s nominee to the Board is Xiaoshen Wang, who was initially appointed to the Board on June 7, 2017.

Pursuant to an investor rights agreement entered into between the Company and Bangchak in 2017, Bangchak was granted the right to nominate one director to the Board for as long as it owns not less than 15% of the Common Shares. Bangchak’s nominee to the Board is Dr. Michael Fischer. Mr. Kovavisarach was Bangchak’s previous nominee to the Board.

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2019 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

George Ireland Massachusetts, USA Director Since: November 2015 Age: 63 Independent(1)	Principal Occupation
Founder, Chief Investment Officer and CEO of Geologic Resource Partners LLP (investment fund).
Biography

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLP in 2004 and serves as Chief Investment Officer and CEO.  From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Mr. Ireland graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board (Chairman) Audit Committee Nominating and Corporate Governance Committee Compensation Committee Special Committee Governance Review Committee		11/11 4/4 12/12 0/1 30/30 3/3	100% 100% 100% 0% 100% 100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	737,965(3) 280,000 Nil 90,841 Nil	Amerigo Resources Ltd. Rathdowney Resources Ltd. Redstar Gold Corp.
Jonathan Evans Georgia, USA Director Since: May 2019(4) Age: 50 Non-Independent(1)	Principal Occupation

CEO, President and a director of the Company since May 2019 (when he was appointed to such roles following the retirement of Mr. Tom Hodgson); President and COO of the Company from August 2018 to May 2019, a director of the Company from June 2017 to September 2018.

Biography

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation, and as the Chief Operating Officer of DiversiTech Corporation, a company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

He holds a bachelor of science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board 5/5 HSEC Committee 1/1			100%
	Securities Held		Other Public Company/Boards
	• Shares • Options60,000 • RSUs • DSUs • PSUs	80,000 60,000 182,605 9,744 225,954	n/a

John Kanellitsas Idaho, USA Director Since: September 2015 Age: 58 Non-Independent(1)	Principal Occupation

Executive Vice-Chairman of the Company since August 2018; President of the Company from March 2016 to September 2018; Interim CEO of former Lithium Americas Corp. from June 2013 to June 2014, CEO of former Lithium Americas Corp. from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLP from June 2004 to January 2015.

Biography

Mr. Kanellitsas previously served as a director and CEO of the former Lithium Americas Corp. until its September 2015 merger with the Company and is now primarily responsible for business development and capital markets strategies. He has over 25 years of experience in the investment banking and asset management industries. Mr. Kanellitsas was a co-founder and partner of Geologic Resource Partners, LLP and served as its Chief Operating Officer from 2004 until 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

	Board/Committee Membership and 2019 Attendance(2)		Overall Attendance %
	Board (Executive Vice-Chairman)	11/11	100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	1,412,155(5) 420,000 808,004 Nil 146,440(9)	n/a
Franco Mignacco Jujuy, Argentina Director Since: September 2015 Age: 37 Non-Independent(1)	Principal Occupation
President of Minera Exar since June 17, 2013; Vice President of Los Boros S.A. since July 2015 (construction and property development company).
Biography

Mr. Mignacco has been President of Minera Exar since June 2013. He was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and an honours in mining degree from Universidad Austral, Buenos Aires, Argentina.

	Board/Committee Membership and 2019 Attendance(2)		Overall Attendance %
	Board HSEC Committee Governance Review Committee	10/11 1/1 3/3	91% 100% 100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	2,020,120(6) 210,000 182,291 Nil 74,125(9)	n/a

Gabriel Rubacha Buenos Aires, Argentina Director Since: March 2016 Age: 54 Non-Independent(1)	Principal Occupation

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction from 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

Biography

Mr. Rubacha is the Company’s President, South American Operations. Previously he was the Commercial Director of Techint Engineering and Construction. Prior to this position, Mr. Rubacha served as the Managing Director of the Southern Cone Region (Argentina, Chile and Uruguay), General Manager at Techint Chile, Project Director for the Pascua Lama Project, Business and Contract Manager at Veladero Project and Business Development, and Commercial Manager for Techint Engineering and Construction.

Mr. Rubacha has an International MBA from the Universidad de Belgrano/Ecole des Ponts et Chaussees, Paris, France, graduated from the Executive Program at the Darden School of Business of the University of Virginia, and has an Aeronautical Engineering degree from the Universidad Tecnologica Nacional, Argentina.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board HSEC Committee		11/11 1/1	100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	220,400 240,000 358,401 12,418 100,416(9)	n/a
Xiaoshen Wang(7) Shanghai, China Director Since: June 2017 Age: 52 Independent(1)	Principal Occupation
Vice Chairman and Executive Vice President of Ganfeng (resource development company).
Biography

Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng. Mr. Wang has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and around the world.

Mr. Wang graduated from the North China University of Technology in Beijing in 1990 and holds an executive MBA from the China Europe International Business School which was awarded in 2002.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board Compensation CommitteeGovernance Review Committee		9/11 4/4 2/3	82% 100% 67%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	Nil 60,000 Nil 36,439 Nil	Ganfeng

Fabiana Chubbs British Columbia, Canada Director Since: June 2019(10) Age: 54 Independent(1)	Principal Occupation
Financial management consultant; Corporate director; Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018.
Biography

Ms. Chubbs was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to Eldorado, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM.

Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor degree, and a Bachelor of Business Administration degree. She is a Chartered Public Accountant in Canada.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board Compensation Committee Nominating and Corporate Governance Committee Audit Committee		4/4 1/1 2/2 2/2	100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	6,600 Nil Nil 11,170 Nil	n/a
Dr. Yuan Gao Colorado, USA Director Since: October 2019(11) Age: 57 Independent(1)	Principal Occupation
Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd. (“Pulead”) (technology company).
Biography

Dr. Gao was President and Chief Executive Officer of Pulead and prior to joining Pulead in 2014, Dr. Gao held senior positions with Molycorp Inc. and FMC Corp.’s lithium division.

Dr. Gao has a PhD in Physics from the University of British Columbia.

	Board/Committee Membership and 2019 Attendance(2)			Overall Attendance %
	Board		1/1	100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	Nil Nil Nil 3,705 Nil	n/a

Dr. Michael Fischer(8) Bangkok, Thailand Director Since: N/A Age: 61 Independent(1)	Principal Occupation
Executive Vice President (Natural Resources), Bangchak (resource development company). Dr. Fischer is also the CEO and MD of Nido Petroleum Ltd., a fully owned subsidiary of Bangchak.
Biography

Prior to joining Nido Petroleum Ltd., Dr. Fischer was the director of the African Business Unit with Ophir Energy in London, UK and before that was the COO of Ophir Energy based in Perth, Australia.  Dr. Fischer is also a board member, OKEA ASA, a majority owned subsidiary of Bangchak.

Dr. Fischer holds a BSc, Geological Sciences from the University of Leeds, UK (1981) and a PhD, from the University of Wales, UK (1984). Dr. Fischer also holds a GAICD from the Australian Institute of Company Directors (2016).

	Board/Committee Membership and 2019 Attendance(2)		Overall Attendance %
	N/A		N/A
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSUs • DSUs • PSUs	Nil Nil Nil Nil NIl	Nido Petroleum Ltd. OKEA ASA

Notes:

The information as to principal occupation, business or employment and Common Shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(1)	“Independent” refers to the standards of independence established under NI 58-101.
(2)	Number of meetings reflects those held after appointment/election of the relevant director, as applicable.
(3)

Mr. Ireland is the sole shareholder of Geologic Resource Partners LLC, which is the General Partner of Geologic Resource Partners LLP.  Geologic Resource Partners LLC holds 6,403,861 Common Shares (approximately 7.1% of the Common Shares outstanding as of the Record Date).

(4)

Mr. Evans was appointed to the role of CEO, President and a director of the Company following Mr. Hodgson’s retirement in May 2019. Previously, Mr. Evans held the role of President and COO of the Company from August 2018 to May 2019, and prior to that Mr. Evans was a director of the Company from June 2017 to September 2018. His attendance numbers in the above table reflect his attendance only while he was a member of the board of the Company.

(5)	This includes 88,445 Common Shares held by Mr. Kanellitsas’ spouse.
(6)	This includes 486,185 Common Shares held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.
(7)	Mr. Wang is an affiliate of Ganfeng, a shareholder of the Company holding approximately 16.7% of the Common Shares.
(8)	Dr. Fischer is an affiliate of Bangchak, a shareholder of the Company holding approximately 15.7% of the Common Shares.
(9)

PSUs vest in relation to the Company’s stock performance versus its peers. The numbers used above reflect the maximum number of Common Shares which may become issuable (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the New Plan” for more information on the vesting of the PSUs.

(10)	Ms. Chubbs was elected to the Board on June 26, 2019.
(11)	Mr. Gao was appointed to the Board on October 20, 2019.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)

while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, or proposed director, of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Compensation

Director Compensation Table

The following table describes all amounts of compensation provided to the directors of the Company, who are not also NEOs, for the year ended December 31, 2019.

Director Name(1)	Fees Earned (US$)	Share-Based Awards (US$)(3)	Option-Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	118,974	115,948	-	-	-	-	234,922
Franco Mignacco(4)	182,500	356,423	-	100,000	-	-	638,923
Jean Fraser(2)	81,003	48,901	-	-	-	-	129,904
Xiaoshen Wang	45,000	63,000	-	-	-	-	108,000
Chaiwat Kovavisarach	42,000	63,000	-	-	-	-	105,000
Fabiana Chubbs(5)	24,632	35,448	-	-	-	-	60,080
Dr. Yuan Gao(6)	7,935	11,902	-	-	-	-	19,837
Gary Cohn	61,000	127,500	-	-	-	-	188,500

Notes:

(1)

For Messrs. Evans, Kanellitsas, Rubacha and Hodgson refer to the Summary Compensation Table in this Circular, as outside of their employment compensation, such individuals were not otherwise compensated for their roles as directors of the Company.

(2)	Ms. Fraser’s last day of directorship with the Company was on June 26, 2019.
(3)

The amount of share-based awards represents the fair value of DSUs awarded to the directors in leu of director fees. The amount is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date.

(4)

Mr. Mignacco is compensated due to his management role with the Company and was awarded a performance cash bonus of US$100,000 during the year ended December 31, 2019.  He does not receive additional compensation for serving as a director and is not a NEO for the purpose of this Circular.

(5)	Ms. Chubbs was elected to the Board on June 26, 2019.
(6)	Dr. Gao was appointed to the Board on October 20, 2019.

All directors are eligible for and receive Options which may be granted from time to time, for performing their duties as directors. No Options were granted to directors in 2018 and 2019.

Effective July 1, 2018, the Company revised the remuneration of its non-executive independent directors to a base annual fee of US$100,000 per year, of which a minimum of US$60,000 is payable in DSUs, and an additional US$17,500 per year to the Company’s Audit Committee Chair, US$12,500 to the Company’s other committee chairs and US$5,000 to committee members.  The Board Chairman remuneration was set at US$150,000, of which a minimum of US$90,000 is payable in DSUs.  In addition, the Company pays US$1,000 per meeting in cash for Board and committee meetings attended in excess of six meetings per year.

During 2019, the Company established a Special Committee of independent directors for the Project Investment. The Board established the following fees for the Special Committee: retainer of US$30,000 to a Chair, and a retainer of US$20,000 to members, plus US$1,000 meeting fee.  The Company also established in 2019 a Governance Review Committee.  The Board established the following fees for the Governance Review Committee: retainer of US$5,000 to a Chair, and a retainer of US$2,500 to members.

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under the incentive plans of the Company at the end of the financial year ended December 31, 2019, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name(1)	Number of securities underlying unexercised Options (#)	Options exercise price (C$)	Options expiration date	Value of unexercised in-the-money Options (US$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(3)	Market or payout value of share-based awards not paid out or distributed (US$)(3)
Gary Cohn	60,000	8.05	Sept. 14, 2022	-	58,083(4)	186,037	31,783
Fabiana Chubbs(5)	-	-	-	-	5,800	18,577	17,200
Yuan Gao(6)	-	-	-	-	-	-	11,867
Jean Fraser(7)	60,000	12.34	June. 26, 2020	-	-	-	-
George Ireland	120,000 60,000 100,000	2.35 4.90 8.05	March 30, 2021 April 4, 2022 Sept 14, 2022	167,231 - -	81,502(4)	261,047	29,912
Chaiwat Kovavisarach	60,000	8.05	Sept. 14, 2022	-	28,918(4)	92,623	15,704
Franco Mignacco	35,505 100,000 50,000 60,000	1.6835 2.35 4.90 8.05	Feb. 12, 2020 March 30, 2021 April 4, 2022 Sept. 14, 2022	67,699 139,359 - -	148,250(4)	474,838	365,153
Xiaoshen Wang	60,000	8.05	Sept. 14, 2022	-	31,536(4)	101,008	15,704

Notes:

(1)	For Messrs. Evans, Kanellitsas, Rubacha and Hodgson refer to the Summary Compensation Table in this Circular.
(2)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2019 at C$4.16 and the exercise price of the Options, translated into US$ using December 31, 2019 Bank of Canada US$/CDN$ exchange rate of 1.2988.

(3)

The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2019 of C$4.16, translated into US$ using December 31, 2019 Bank of Canada US$/CDN$ exchange rate of 1.2988.

(4)

The numbers used above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the New Plan” for more information on the vesting of the PSUs.

(5)	Ms. Chubbs was elected to the Board on June 26, 2019.
(6)	Dr. Gao was appointed to the Board on October 20, 2019.
(7)	Ms. Fraser’s last day of directorship with the Company was on June 26, 2019.
(8)

The Company’s audited consolidated financial statements for the year ended December 31, 2019 use C$ for reporting Options and share-based rewards and the table above is consistent with the presentation in note 9 thereto.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2019, for each director.

Name(1)	Option-based awards value vested during the year(2) (US$)	Share-based awards value vested during the year(3) (US$)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	-	-	-
Franco Mignacco(4)	-	221,609	100,000
Jean Fraser(7)	-	137,210	-
Xiaoshen Wang	-	-	-
Chaiwat Kovavisarach	-	-	-
Fabiana Chubbs(5)	-	-	-
Dr. Yuan Gao(6)	-	-	-
Gary Cohn	-	-	-

Notes:

(1)	For Messrs. Evans, Kanellitsas, Rubacha and Hodgson refer to the Summary Compensation Table in this Circular.
(2)	The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.
(3)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.
(4)	Mr. Mignacco is compensated due to his management role with the Company and does not receive additional compensation for serving as a director. He is not an NEO for the purpose of this Circular.
(5)	Ms. Chubbs was elected to the Board on June 26, 2019.
(6)	Mr. Gao was appointed to the Board on October 20, 2019.
(7)	Ms. Fraser’s last day of directorship with the Company was on June 26, 2019.

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to LAC’s effective performance and plays a significant role in protecting Shareholders’ interests and maximizing Shareholder value. Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	Corporate Governance Disclosure Rules;
•	National Instrument 58-201 – Corporate Governance Guidelines;
•	Sarbanes-Oxley Act of 2002, as amended;
•	The New York Stock Exchange (“NYSE”) corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission in the United States; and
•	TSX corporate governance requirements.

LAC’s overall corporate governance practices, including certain policies and protocols related thereto, are outlined in Schedule “A” to this Circular, which addresses corporate governance disclosure requirements in accordance with NI 58-101.

Corporate Governance Developments

The Board recognizes that the contemplated commencement of commercial production at the Cauchari-Olaroz project will result in increased demands on management and the Board, as the scope of oversight extends to, among other things, the increased financial complexity relating to generating substantive revenue, including cash flow, income and other financial metrics, employment matters inherent in having a large, long-term workforce and disclosure considerations arising from these matters in its financial and continuous disclosure reporting.  The Board also recognizes that it has a relatively large number of non-independent directors and two directors who are entitled to a Board seat through contractual agreement.  Accordingly, the Board expressed a desire to review its corporate governance structure, practices and protocols, with a view to improving them as warranted and appropriate.

In connection with this endeavor, the Board has sought to add new directors with background and skills that would complement LAC’s expanded business operations.  In 2019, Mr. Evans (who succeeded Tom Hodgson, upon his retirement as Chief Executive Officer), Ms. Chubbs and Dr. Gao joined the Board. As contemplated by the management information circular for the 2019 annual general meeting of Shareholders, the Board also constituted a Governance Review Committee in 2019 with a mandate to conduct a fulsome review of corporate governance structure, practices and policy.  The committee met on three occasions during 2019 but various factors diverted the members’ time away from the review process and interrupted their ability to conduct proceedings, including concerns expressed about the potential conflicts inherent in the lengthy related-party transactions of 2019 and 2020.

In April 2020, and acting upon the recommendation of the Nominating and Corporate Governance Committee, the Board resolved to restructure its existing committees (the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, HSEC Committee and the Governance Review Committee) with a reconstituted committee structure and membership that is intended to simplify the committee organization and be responsive to improved corporate governance practices.  The new committee structure will consist of three standing committees:

•	Audit and Risk Committee (formerly the Audit Committee with a mandate expanded to include risk review)
•	Nominating, Compensation, Governance and Leadership Development Committee (formed by combining the mandates of the Nominating and Corporate Governance Committee and the Compensation Committee)
•	Health, Safety, Environment and Sustainability Committee (formerly the HSEC Committee with a mandate expanded to reflect an increased focus on sustainability)

The Special Committee formed by the Board in 2020 to oversee the pending transaction with Ganfeng will continue to function as a separate committee of independent directors until that transaction is completed.  The Board plans to continue to utilize special committees of independent directors to oversee related party transactions if any occur in the future.

As a matter of policy, staffing of each standing committee will consist entirely of independent Board members and each committee will be chaired by one of the independent directors (excluding the Board chair).  The Board proposes to implement these changes immediately following the Meeting.

The Board has also resolved to continue its ongoing review of corporate governance matters following the Meeting. The newly constituted Nominating, Compensation, Governance and Leadership Development Committee will be tasked with this role and will be directed to complete the review process in a timely manner to allow the Board to consider any further recommendations before the commencement of commercial production at the Cauchari-Olaroz project.

Ethical Business Conduct

LAC has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is designed to:

•	deter wrong-doing;
•	promote honest and ethical conduct; and
•	require full, accurate and timely disclosure.

The Code is subject to review from time to time by the Nominating and Corporate Governance Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices. The Code applies to all of our directors, officers and employees. A copy is available on our website at: www.lithiumamericas.com. In addition to the Code, LAC has adopted a Whistleblower Policy. The Code and the Whistleblower Policy together provide a framework for ethical business practices and the ethical conduct of directors, officers and employees. They promote integrity, accountability and transparency throughout the Company, and also help ensure that LAC is compliant with legal and regulatory requirements and industry best practices.

LAC now has multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Whistleblower Policy, or other policies of the Company. These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.

The Nominating and Corporate Governance Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code. LAC will disclose any waivers from the requirements of the Code granted to directors or executive officers. There were no waivers of the Code during 2019.

About the Current Board

The Board has overall responsibility for corporate governance matters through:

•	developing and approving corporate policies and guidelines;
•	assisting in the definition of corporate objectives and assessing key plans; and
•	evaluating the Company’s performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company. The Board has established four committees that each play a role in our business:

•	Audit Committee
•	Compensation and Benefits Committee (“Compensation Committee”)
•	Nominating and Corporate Governance Committee
•	Environmental, Health, Safety, Sustainability and Community Engagement Committee (“HSEC Committee”)

Each committee acts on issues that fall within its purview and on matters that overlap between committees. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. Committee members are appointed annually following LAC’s annual general meeting of Shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for developing and implementing governance best practices. The Nominating and Corporate Governance Committee is tasked with reporting, advising and making recommendations on governance related matters to the Board. See below for a more detailed description of the Nominating and Corporate Governance Committee’s composition, function and responsibilities.

In addition, the Board relies on management to ensure it is conducting everyday business to the appropriate standards and also to provide regular, complete reports to the Board and its committees. The Company is not indebted to any of its directors.

The Board works with management to develop strategic direction, including matters relating to the Company’s long-range strategic opportunities and risks. The Board and management regularly discuss strategic issues at Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of ten directors, six of whom qualify as independent directors under the Corporate Governance Disclosure Rules. At the Meeting, Shareholders will vote on a proposal to reduce the size of the Board to nine directors, five of whom qualify as independent directors under the Corporate Governance Disclosure Rules.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively in an unfettered manner, free from material relationships with the Company or its management. For further information see the NI 58-101 disclosure set forth in Schedule “A” to this Circular.

In addition to its TSX listing, LAC is also listed on the NYSE, which applies different requirements in respect of director independence.  However, as a foreign private issuer, LAC is permitted to follow home country practice in lieu of the certain NYSE corporate governance standards, including director independence.  However, LAC is required to have an audit committee that satisfies the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Diversity

The Company has significant assets and operations in both North and South America, and this geographic breadth is further complemented by regional and local diversity. As such, LAC enjoys a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist LAC in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms. The Company believes that diversity and inclusion are complementary to LAC’s long-term success.

While gender is only one aspect of diversity, it is an emerging area of focus for the Company. Mining has historically been considered an industry with few opportunities for women for a variety of reasons. Among other consequences, the mining industry has not been regarded as an attractive career choice for women, and this further perpetuates the traditionally low representation of female employees and leaders. Although we have a high level of female employees at the corporate level, we seek to affect an increase in the number of women holding senior leadership roles through to the Board level. We are also looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization.

Board and Senior Management Diversity

Like the Company’s business as a whole, LAC also considers it important to have diversity amongst the Board and senior management team.

The Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment, development and appointments for the Board and senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run the Company’s business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on LAC’s business.

The Nominating and Corporate Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies. Similarly, the Chief Executive Officer, together with the Nominating and Corporate Governance Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the Nominating and Corporate Governance Committee and the CEO are in unique positions to encourage diversity by recognizing diversity as a factor for consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management.

While the Company has not set formal targets for female representation on the Board or in senior management, LAC believes that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable. As of the date of this Circular, LAC has one Board member who is a woman. LAC does not have any executive officers who are female. The Company intends to actively pursue diversity, and in particular gender diversity, in future nominations.

In-Camera Meetings

Independent members of the Board are able to meet without the non-independent directors and management at Board meetings. At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance. At these in-camera sessions all directors in attendance are encouraged to raise any concerns or issues that they may have. There is no fixed duration for these sessions. These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance. In addition, the Audit Committee holds in-camera sessions with the auditors or amongst themselves at each meeting and the Special Committee, when convened, held in-camera sessions with its advisors as part of each meeting.

Board Skills Matrix

As part of LAC’s ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Nominating and Corporate Governance Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company.   Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	3	3	1
	Mine Development/Operations	2	6	0
	Lithium Industry	2	2	4
	Health, Safety, Environment	2	4	1
Operational	Human Resources	1	5	1
	Business Development	0	4	4
	Executive Compensation	0	7	0
Financial	Financial Literacy	1	5	3
	Capital Markets	1	3	3
	Banking/Project Finance	2	2	3
Legal/Regulatory	Securities/Corporate Law	4	3	0
	Government Policy / Relations	3	4	0
	Corporate Governance	1	5	1
Leadership	Public Company Executive	2	2	4
	Board Experience	0	5	2
	Strategic Leadership	1	1	6

Board Education

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. In some cases, external consultants are invited to address the Board. Board members are also encouraged to attend seminars, conferences and professional development events.

Visits to LAC’s mineral projects are also important educational opportunities. Directors have been and will continue to be given tours of the properties to give the directors additional insight into the business and to encourage interaction with local management and personnel. In addition, all Board members are provided with detailed monthly management reports regarding the business and operations.

The following table lists the educational activities, excluding conferences and seminars of a general nature, undertaken by Board nominees from the beginning of the last financial year to the date of this Circular:

Topic	Presented / Hosted By	Attended By
Various seminars and sessions on accounting and financial reporting developments	CPABC, PwC and KPMG	Fabiana Chubbs
Various information sessions and briefings with respect to corporate governance	Institute of Corporate Directors	Fabiana Chubbs
Various information sessions and briefings with respect to corporate governance	Australian Institute of Company Directors	Dr. Michael Fischer (director nominee)

Board members have visited the Cauchari-Olaroz project and participate in Board orientation sessions upon joining the Board.

Board Committees

The Board currently has four standing committees, as described below. Membership in each committee, as of the date of this Circular, is set forth below:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	HSEC Committee
Gary Cohn (chair) George Ireland Fabiana Chubbs	George Ireland (chair) Gary Cohn Xiaoshen Wang Fabiana Chubbs	George Ireland (chair) Gary Cohn Fabiana Chubbs Chaiwat Kovavisarach	Gabriel Rubacha (chair) Jonathan Evans Franco Mignacco

Notes:

(1)	Mr. Cohn was appointed to the Compensation Committee in early 2019.
(2)	Ms. Chubbs was appointed to the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committees after her election to the Board in June 2019.
(3)	Mr. Ireland was appointed to the Compensation Committee in June 2019, replacing Ms. Fraser.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and as required by the Audit Committee Charter. The Audit Committee regularly holds in-camera sessions without management present.

The current chair of the Audit Committee is Gary Cohn.  Ms. Chubbs was appointed to the Audit Committee after her election to the Board in June 2019.

All members of the Audit Committee are financially literate, they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and accounting processes, and to the assessment of the independent external auditor’s qualifications and independence. In this regard, the Audit Committee has primary responsibility for the oversight of the Company’s financial reporting, accounting systems and internal controls.

The Audit Committee’s primary areas of responsibility include:

•	Public filings, policies and procedures in respect of financial information;
•	External auditors;
•	Internal controls and financial reporting;
•	Internal audit; and
•	Financial compliance and risk management.

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties. LAC will pay the costs of such advisors. The Audit Committee also has oversight responsibility for internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2019, under the heading “Audit Committee Information” and in Schedule “B” thereto.

Compensation Committee

The Compensation Committee is currently comprised of four directors, each of whom is an independent director as required by the Compensation Committee Charter and for the purposes of the Corporate Governance Disclosure Rules. The Compensation Committee holds in-camera sessions without management present when appropriate.

As of the date of this Circular, the chair of the Compensation Committee is George Ireland.  Mr. Ireland was appointed to the Compensation Committee in June 2019, replacing Ms. Fraser.  Mr. Cohn was appointed to the Compensation Committee in early 2019.  Ms. Chubbs was appointed to the Compensation Committee after her election to the Board in June 2019.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and our incentive programs. The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation of our CEO and other management members, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the Compensation Committee and its work can be found in the Executive Compensation section of this Circular.

HSEC Committee

The HSEC Committee currently consists of three directors, being Gabriel Rubacha (chair), Jonathan Evans and Franco Mignacco.  None of the current members of the HSEC Committee are independent.  Following the Meeting and consistent with the policy noted above, the Board proposes to staff the HSEC Committee entirely of independent directors.

The chair of the HSEC Committee is Gabriel Rubacha.

The main purpose of the HSEC Committee is to ensure that:

•	The health and safety of employees and contractors at LAC’s project sites is protected;
•	Employees are adequately trained to practice safe mining techniques and to avoid environmental hazards while performing their employment activities; and
•

The operation of all mines and the development of new projects is conducted in an environmentally and socially responsible manner by applying prudent design and operating practices and by educating and training the employees and contractors who work for us.

The proper care of the environment and the health and safety of employees is integral to the business, employees and the communities in which we operate. Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies. This includes a commitment to, among other things:

•

Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us;

•	Exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
•

Educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and behaving in a manner which recognizes the Company’s social responsibility;

•	Conducting regular reviews and reporting findings to management and the Board in respect of health, safety, environmental and community issues; and
•

The continual improvement of environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of four directors, each of whom is an independent director as required by the Nominating and Corporate Governance Committee Charter, and for the purposes of Corporate Governance Disclosure Rules.

The Chair of the Nominating and Corporate Governance Committee is George Ireland.  Ms. Chubbs was appointed to the Nominating and Corporate Governance Committee after her election to the Board in June 2019.

The Nominating and Corporate Governance Committee has, among other things, the following duties and responsibilities:

•	Assisting the Board in providing efficient and effective corporate governance for the benefit of Shareholders;
•	Identifying and evaluating possible nominees for the Board;
•	Director education;
•	Evaluating the performance of each individual director; and
•	Reviewing our Code.

The Nominating and Corporate Governance Committee reviews and makes recommendations to the Board with respect to the composition of the Board and its committees. The Nominating and Corporate Governance Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.

Director Attendance

Attendance records of directors at Board meetings and at meetings of the committees of the Board of which they were members for the year ended December 31, 2019 are set forth above, other than Mr. Hodgson, Ms. Fraser, Mr. Cohn and Mr. Kovavisarach, along with the directors’ biographies and other information, under the heading “Nominees”. Although the Company strives to schedule Board and committee meetings at convenient times for all members, due to travel schedules, and the diverse, international nature of the members of the Board and committees, ensuring that each member is able to attend can be challenging. In 2019, Mr. Hodgson attended 6 of 6 Board meeting.  Ms. Fraser attended 7 of 7 Board meetings, 10 of 10 Nominating and Corporate Governance Committee meetings, 2 of 2 Audit Committee meetings and chaired 29 of 29 Special Committee meetings and 3 of 3 Compensation Committee meetings.  In 2019, Mr. Cohn attended 11 of 11 Board meetings, 4 of 4 Compensation Committee meetings (chaired one Compensation Committee meeting), 12 of 12 Nominating and Corporate Governance Committee meetings, 30 of 30 Special Committee meetings and chaired 3 of 3 Governance Review Committee meetings and 4 of 4 Audit Committee meetings.  In 2019, Mr. Kovavisarach attended 6 of 11 Board meetings, 9 of 12 Nominating and Corporate Governance Committee meetings and 3 of 3 Governance Review Committee meetings.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers (“NEO”) for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations are as follows:

•

Jonathan Evans, President and Chief Executive Officer (“CEO”) of the Company (and prior to his appointment as CEO following Mr. Hodgson’s retirement in May 2019, President and Chief Operating Officer (“COO”) of the Company);

•	John Kanellitsas, Executive Vice-Chairman of the Company;
•	Eduard Epshtein, the Chief Financial Officer (“CFO”) of the Company;
•	Gabriel Rubacha, President of South American Operations;
•	Alexi Zawadzki, President of North American Operations; and
•	Tom Hodgson, former CEO of the Company (retired in May 2019).

Compensation Discussion and Analysis (“CD&A”)

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. See above and Schedule “A” “Corporate Governance Practices – Compensation” for additional details on the responsibilities, powers and operations of the Compensation Committee.

As of the date of this Circular, the Compensation Committee is comprised of George Ireland (chair), Gary Cohn, Xiaoshen Wang and Fabiana Chubbs, all of whom are independent directors of the Company and have the skills and experience necessary to enable them to deal with compensation matters.

See further information regarding the skills and experience of each Compensation Committee member (other than Mr. Cohn, who is not standing for re-election to the Board) under “Election of Directors”.

The CD&A that follows outlines the Company’s executive compensation components and philosophies.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its Shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

(1)	Compensation must align with the interests of the Company’s Shareholders – the goal of the executive officers should be to maximize long-term Shareholder value;
(2)	Compensation must be performance sensitive – compensation for executive officers should be linked to the Company’s operating and market performance; and
(3)

Compensation should be competitive to attract and retain talent – the compensation provided to the Company’s executive officers should be competitive with the market in order to retain existing members of the management team who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company designed its long-term incentive executive compensation program for executives to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of Shareholders.

This alignment of interests is achieved by making long-term equity-based incentives a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long-term is an important indicator of long-term performance). As part of the adoption of a formal compensation program, in 2016 the Company adopted a new equity incentive plan, which was subsequently re-approved at last year’s annual general meeting of Shareholders. The Company is proposing for approval by Shareholders the New Plan at this Meeting.  See “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral projects, corporate finance and management. The mineral exploration and development industry is competitive and active for executive officers and other employees. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.

In 2018, the Company’s Compensation Committee engaged Willis Towers Watson (“WTW”), a major international adviser on executive and director compensation matters, to review the Company’s compensation arrangements for the Board and long-term incentive compensation arrangements for executives, and to recommend changes where appropriate. In order to complete its analysis, WTW selected a peer group based on market capitalization, stage of projects and type of projects (the “Peer Group”). The Peer Group is comprised of the following companies: Altura Mining Limited, Millennial Lithium Corp., Galaxy Resources Limited, Bacanora Lithium Plc, Nemaska Lithium Inc., Orocobre Limited, Pilbara Minerals Limited, Syrah Resources Limited, Neometals Ltd. and Lithium Australia NL. The report prepared by WTW recommended an increase to the annual Board retainer fees and certain changes to the Company’s long-term incentive compensation for executives, which recommendations were addressed during the fiscal year ended December 31, 2018.

Prior to making its recommendations to the Board, the Compensation Committee typically reviews data related to the compensation programs of companies that are similar in size to the Company and operate within the mining exploration and development industry. The purpose of this process is to:

(a)	understand the competitiveness of current pay levels for each of the Company’s executive positions relative to companies with similar revenues and business characteristics;
(b)	identify and understand any discrepancies that may exist between the Company’s compensation levels and market compensation levels; and
(c)	establish a basis for developing salary adjustments and incentive awards for the Compensation Committee’s recommendation to the Board.

Executive Compensation-Related Fees

The 2018 fee for the engagement of WTW was C$93,000, which amount was paid during the financial year ended December 31, 2018.  No further fees were paid to WTW in 2019.

All Other Fees

Other than WTW described above, no other third party was engaged to provide any other compensation-related services to the Company during the two most recently completed financial years.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Compensation Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. It is comprised of three elements: first, executive officers are paid a salary; second, the Board awards executive officers long-term incentives in the form of equity-based compensation; and third, the Board may award cash and/or share bonuses for performance that results in a significant increase in Shareholder value. During the year ended December 31, 2019, the bonus awards to the CEO, Executive Vice-Chairman and President/COO/CEO were determined with reference to a set of key performance indicators (“KPIs”) adopted by the Compensation Committee that reflect an emphasis on health and safety, project advancement, capital discipline and budgeting, environmental and sustainability, and overall corporate performance as reflected in the market performance of the Common Shares.

Base salary comprises the portion of executive compensation that is fixed, whereas equity incentives and cash or share bonuses represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer has met or exceeded his or her applicable performance expectations; (ii) market performance of the Common Shares; and (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

The Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective NEOs role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

(a)	the particular responsibilities related to the position;
(b)	salaries paid by comparable businesses;
(c)	the experience level of the executive officer; and
(d)	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.

Equity Incentive Based Awards (Long-Term Compensation)

On December 15, 2015, the Board, on the recommendation of the Compensation Committee, adopted the Plan, which permits the Company to award Options to its executives and directors, RSUs and restricted share rights with performance vesting conditions (“PSUs”) to its executives and directors and deferred share units (“DSUs”) to its directors. The Plan was subsequently approved by Shareholders of the Company at the annual general meeting held on March 30, 2016.  Effective August 15, 2016, the Board made certain non-substantive amendments to the Plan, as it pertained to United States participants under the Plan.  The Plan was re-approved by the Shareholders of the Company at the annual general meeting held on June 26, 2019.

On April 5, 2020, the Board, on the recommendation of the Compensation Committee, adopted the New Plan, which permits the Company to award the above-mentioned equity incentives up to a fixed number of Common Shares issuable not to exceed 16% of the Company’s issued and outstanding Common Shares as of the Record Date.  For additional information on the nature of the equity incentives the Company awards, and the terms and conditions of the New Plan that govern such awards, see “Summary of the New Plan”.

The Compensation Committee and the Board from time to time determines the Option, RSU, PSU and DSU grants to be made pursuant to the Plan and will make such determinations pursuant to the New Plan upon its approval by Shareholders. Previous grants of Options, RSUs, PSUs and DSUs are taken into account when considering new grants. For details on the Awards (defined below) granted to the Company’s NEOs and directors during the financial year ended December 31, 2019 see “Incentive Plan Awards – Outstanding Share Based Awards and Option Based Awards” and “Director Compensation – Outstanding Share Based Awards and Option Based Awards”.

Encouraging its executive officers and employees to become Shareholders is, in the Compensation Committee’s view, an efficient way to align their interests with those of Shareholders. Historically, the Compensation Committee maintained the belief that it was important to award Options as part of an overall compensation package. However, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. For additional information see “Summary of the New Plan”.

Bonus awards (Short Term Incentive Compensation)

The Compensation Committee approves the bonus awards for each of the NEOs. Bonus awards are set with the goal of retaining executive officers critical to the Company’s long-term success. In determining bonus awards for each NEO, the Compensation Committee considers:

(a)	the particular responsibilities related to the NEOs position;
(b)	his or her overall performance during the fiscal year; and
(c)	the Company’s overall performance during the fiscal year.

Bonus awards are discretionary and may or may not be granted depending on relevant prevailing factors in any given year. In particular, the Compensation Committee makes an assessment of the above-noted criteria on an annual basis, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, determines the appropriate bonus award for each NEO. Such bonus awards may be paid in cash, RSUs or a combination of both.

Other Compensation Objectives

While it has not been a formal requirement of the Company, NEOs are encouraged to hold a share ownership position in the Company. The Company does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company at this stage does not base incentive plan compensation on the achievement of objective metrics.  The Company has a Corporate Disclosure, Confidentiality and Securities Trading Policy in place that prohibits NEOs and directors from engaging in short-term or speculative transactions involving the Company’s securities that are designed to hedge or offset a decrease in the market value of the Company’s securities granted as compensation or held, directly or indirectly, by a NEO or director.

Management of Risks

The Compensation Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the Compensation Committee Charter, the Compensation Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage NEOs to take inappropriate and excessive risk. All material contracts and agreements have to be approved by the Board. The Board also approves annual and capital budgets.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from September 30, 2014 to December 31, 2019:

Note: The Company changed its fiscal year end from September 30 to December 31, effective in 2016.

As shown in the foregoing graph, during the fiscal year ended December 31, 2019, the Company’s Common Share price performed slightly worse than the S&P/TSX Composite Index for the 2019 calendar year.  The Company believe that this underperformance was largely due to weaker lithium prices, despite the advancement of the Cauchari-Olaroz project and improved long-term outlook for lithium demand from battery manufacturers and the electric vehicle industry. The Company believes that softening in the lithium market is short-term and will reverse over the longer-term horizon. The Company’s share performance over the last five years was mainly influenced by the state of lithium markets and prices and advancement of the Company’s lithium projects.

The trend in overall compensation paid to the Company’s executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Company’s stage of development, the Company’s Common Share price is very volatile and is currently not a significant factor in cash compensation consideration. The value of long-term incentive compensation in the form of Options, PSUs and RSUs is influenced by the Company’s Common Share price performance.

Equity Incentive Awards

The New Plan provides for the grant of Options, DSUs, PSUs and RSUs to directors, executive officers and key employees and consultants of the Company and its subsidiaries. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.

The maximum number of Options, DSUs, PSUs and RSUs which may be granted under the New Plan is equal to 16% of the Company’s issued and outstanding Common Shares as of the Record Date. The Company cannot increase such percentage without shareholder approval. For additional information see “Summary of the New Plan” and the description of the short- and long-term equity incentive elements of the Company’s compensation practices above.

Summary Compensation Table

The following table sets forth all direct and indirect compensation to NEOs for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2019, December 31, 2018 and December 31, 2017 in respect of each NEO.

Name and Principal position	Year(1)	Salary (US$)(6)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
			Share-Based Awards (US$)(6)(7)(8)	Option-Based Awards (US$)(3)	Annual Incentive Plans(7)
Jonathan Evans(4) President and CEO, Former COO	2019	361,875	565,880	-	28,333	-	-	956,088
	2018	113,333	-	138,289	-	-	-	251,622
	2017	-	-	-	-	-	-	-
John Kanellitsas(2) Executive Vice-Chairman	2019	350,000	623,735	-	175,000	-	-	1,148,735
	2018	350,000	175,000	339,528	175,000	-	-	1,039,528
	2017	312,500	2,584,111	721,109	712,500	-	-	4,330,220
Eduard Epshtein(3) CFO	2019	220,000	253,342	-	70,000	-	-	543,342
	2018	220,000	62,500	138,890	62,500	-	-	423,890
	2017	213,333	118,895	279,661	-	-	-	611,889
Gabriel Rubacha(4)(5) President of South American Operations	2019	300,000	427,704	-	120,000	-	-	847,704
	2018	300,000	281,182	217,577	120,000	-	-	918,759
	2017	200,000	737,635	469,954	-	-	-	1,407,589
Alexi Zawadzki(4) President of North American Operations	2019	300,000	487,651	-	60,000	-	-	847,651
	2018	300,000	54,727	189,641	240,000	-	-	784,368
	2017	196,764	226,502	402,157	-	-	-	825,423
Tom Hodgson(2)(4) Former CEO	2019	131,250	262,275	-	87,500	-	112,500	593,525
	2018	350,000	175,000	339,528	175,000	-	-	1,039,528
	2017	312,500	2,584,111	721,109	712,500	-	-	4,330,220

Notes:

(1)	Financial years ended December 31, 2019, December 31, 2018 and December 31, 2017.
(2)	During the year ended December 31, 2019, Messrs. Hodgson, Kanellitsas and Rubacha were also directors of the Company, and received $Nil fees in connection therewith.
(3)

This column includes the grant date fair value of all Options granted and vested during the year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards 2 (“IFRS 2”), Share-based Payment. The fair values were estimated using the Black-Scholes valuation model as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018. The grant date fair value is not necessarily the value of the Option to the individual over time, or the value that might ultimately be derived from the exercise of such Options. The Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.

(4)

Mr. Evans was appointed as President and COO in September 2018, and appointed as CEO, President and a director in May 2019 following Mr. Hodgson’s concurrent retirement.  Mr. Hodgson remained as advisor to the CEO and earned a consulting fee of US$15,000 per month included in All Other Compensation above.  Mr. Rubacha was appointed as President of South American Operations in May 2017. Mr. Zawadzki was appointed as President of North American Operations in August 2017.

(5)	Mr. Rubacha continues to hold 12,418 DSUs earned while he was an independent director of the Company. Mr. Evans continues to hold 9,744 DSUs earned while he was an independent director of the Company.

(6)

During the fifteen-month period ended December 31, 2016, the Company implemented the Plan that allows the grant of RSUs, PSUs and DSUs. The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

(7)

Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded during the years.  In September 2017, in recognition of the successful completion of the Company’s raising of a total of US$285 million from Ganfeng and Bangchak, without the assistance of outside investment bankers, the Company awarded special one-time bonuses to each of the CEO and Vice-Chairman, equal to 1% respectively of the capital so raised. These one-time bonuses of US$2.85 million were paid as 25% in cash and 75% in RSUs, and are reflected above in each case in the figures for Share-based awards (US$2,137,500) and Annual Incentive Plans (US$712,500). The remaining amounts reflected under Share-based Awards reflect the granting of RSUs on the recommendation of the Compensation Committee in regard to achievement of the enunciated KPIs for the CEO and Executive Vice-Chairman as summarized above.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

The Company grants Options, DSUs, PSUs and RSUs to directors, officers, employees and service providers, however, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

In March 2016 the Company implemented the Plan that allows the grant of RSUs, PSUs and DSUs. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Employment Agreements

The Company has entered into employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment.

Set forth below is a summary of the significant terms of the employment agreement or arrangement of each of the Company’s NEOs.

Employment Agreement – President and CEO

Pursuant to an executive employment agreement between the Company and Mr. Evans dated September 1, 2018 and amended on May 15, 2019 (the “Evans Agreement”), Mr. Evans is employed as President and CEO of the Company with an annual salary of US$375,000.  Until May 15, 2019, Mr. Evans was employed as President and COO of the Company with an annual salary of US$340,000.  The Company reimbursed and continues to reimburse Mr. Evans for all reasonable travel and other out-of-pocket expenses incurred in connection previously with carrying out his duties as President and COO, and now as President and CEO.

For information regarding the termination provisions of the Evans Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Executive Vice-Chairman

Pursuant to an executive employment agreement between the Company and Mr. Kanellitsas dated effective May 1, 2016 (the “Kanellitsas Agreement”), Mr. Kanellitsas is employed as Executive Vice-Chairman of the Company with an annual salary of US$350,000. The Company reimburses Mr. Kanellitsas for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as Executive Vice-Chairman.

For information regarding the termination provisions of the Kanellitsas Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – CFO

Pursuant to an executive employment agreement between the Company and Mr. Epshtein dated effective December 1, 2010, as amended by a letter agreement between the Company and Mr. Epshtein dated October 15, 2012 and by an amendment agreement dated effective March 10, 2014 (collectively the “Epshtein Agreement”), Mr. Epshtein is employed as the CFO of the Company. Effective May 1, 2017, his annual salary was increased to US$220,000. The Company also reimburses Mr. Epshtein for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CFO.

For information regarding the termination provisions of the Epshtein Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President of South American Operations

Pursuant to an executive employment agreement between the Company and Mr. Rubacha dated effective May 1, 2017 (the “Rubacha Agreement”), Mr. Rubacha is employed as President of South American Operations with the base annual salary of US$300,000. The Company reimburses Mr. Rubacha for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of South American Operations.

For information regarding the termination provisions of the Rubacha Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President of North American Operations

Pursuant to an executive employment agreement between the Company and Mr. Zawadzki dated effective August 15, 2017 (the “Zawadzki Agreement”), Mr. Zawadzki is employed as President of North American Operations with the base annual salary of US$300,000. The Company reimburses Mr. Zawadzki for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of North American Operations.

For information regarding the termination provisions of the Zawadzki Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Former CEO

Until May 15, 2019, pursuant to an executive employment agreement between the Company and Mr. Hodgson dated effective May 1, 2016 (the “Hodgson Agreement”), Mr. Hodgson was employed as CEO of the Company with an annual salary of US$350,000.  The Company reimbursed Mr. Hodgson for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CEO.  In May 2019, Mr. Hodgson retired from his position as CEO and director of the Company.

For information regarding the termination provisions of the Hodgson Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at December 31, 2019, including awards granted before the most recently completed financial year, to each of the NEOs, on a post-Consolidation basis.

	Option-based Awards(2)(4)				Share-based Awards(4)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (US$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(3)	Market or payout value of share-based awards not paid out or distributed (US$)(3)
Jonathan Evans President and CEO, former COO(5)	60,000	8.05	Sept. 14, 2022	-	541,832	1,735,464	-
John Kanellitsas Executive Vice-Chairman	100,000 35,505 160,000 160,000	2.35 1.69 4.90 8.05	Mar. 30, 2021 Feb. 15, 2020 April 4, 2022 Sept. 14, 2022	139,359 67,521 - -	1,005,284	3,219,881	-
Eduard Epshtein CFO	50,000 65,000 30,000 80,000	2.35 1.50 4.90 8.05	Mar. 30, 2021 Oct. 5, 2020 April 4, 2022 Sept. 14, 2022	69,680 133,123 - -	143,055	458,199	100,739
Gabriel Rubacha President of South American Operations	40,000 100,000 100,000	2.35 5.00 8.05	Mar 30, 2021 May 16, 2022 Sept. 14, 2022	55,744 - -	312,511	1,000,959	567,555
Alexi Zawadzki President of North American Operations	30,000 70,000 100,000	4.55 4.90 8.05	Aug. 30, 2021 April 4, 2022 Sept. 14, 2022	- - -	240,093	769,008	167,380
Thomas Hodgson Former CEO(5)	100,000 35,505(2) 160,000 160,000	2.35 1.69 4.90 8.05	Mar. 30, 2021 Feb. 12, 2020 April 4, 2022 Sept. 14, 2022	139,359 67,522 - -	178,368	571,305	1,668,454

Notes:

(1)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2019 of C$4.16 and the exercise price of the Options, translated into US$ using December 31, 2019 Bank of Canada US$/CDN$ exchange rate of 1.2988.

(2)

Pursuant to the terms of the Arrangement Agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, the options to purchase common shares in former Lithium Americas Corp. held by Messrs. Hodgson, and Kanellitsas were exchanged for Options to purchase common shares in the Company. All other terms and conditions of these Options including the term to expiry, vesting and conditions to and manner of exercising remained the same as was set out in the original option to purchase common shares in former Lithium Americas Corp.

(3)

The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2019 of C$4.16, translated into US$ using December 31, 2019 Bank of Canada US$/CDN$ exchange rate of 1.2988.

(4)

The Company’s audited consolidated financial statements for the year ended December 31, 2019 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 9 thereto.

(5)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2019, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

Incentive Plan Awards Value Vested or Earned During the Year

Other than the issuance of PSUs described herein, the Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth details of the value of all awards that vested during the financial year ended December 31, 2019, for each of the NEOs.

Name	Option-based awards value vested during the year(1) (US$)	Share-based awards value vested during the year(2) (US$)	Non-equity incentive plan compensation value earned during the year (US$)
Jonathan Evans President and CEO Former COO(3)	5,735	505,580	28,333
John Kanellitsas Executive Vice-Chairman	20,238	424,841	175,000
Eduard Epshtein CFO	7,647	172,078	70,000
Gabriel Rubacha President of South American Operations	9,559	408,076	120,000
Alexi Zawadzki President of North American Operations	9,559	356,659	60,000
Tom Hodgson(3) Former CEO	18,303	324,501	87,500

Notes:

(1)

The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2. The fair values were estimated using the Black-Scholes valuation model as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018.

(2)	The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.
(3)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2019, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Termination and Change of Control Benefits

The following is a summary of the termination and Change of Control (defined below) benefits contained in each of the Evans Agreement, the Kanellitsas Agreement, the Epshtein Agreement, the Rubacha Agreement, the Zawadzki Agreement and the Hodgson Agreement (collectively, the “Employment Agreements”).

The Employment Agreements provide that: (i) the NEO may terminate his employment upon sixty (60) days’ notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to the NEO within fifteen (15) days of notice to the Company of such failure to pay, reduction in the NEOs title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the respective Employment Agreement); (ii) the Company may terminate the NEOs employment for just cause; and (iii) the Company may terminate the NEOs employment without cause upon the payment to the NEO of twelve (12) months’ (the “Severance Period”) salary in a lump sum, the payment to the NEO of any bonus that the NEO would have earned during the Severance Period, the continuation of benefits for the NEO and payment to the NEO of all outstanding vacation pay and other compensation earned. The Employment Agreements also provide that upon a Change of Control (as defined below), if within twelve (12) months of such Change of Control, the NEO is terminated (other than for just cause) or the NEO terminates his employment for good reason, the Company shall provide the NEO with the same payments and benefits set forth in (iii) above, except that the Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is, in each case, conditional upon the NEO executing a release in favour of the Company. Upon separation from the Company for any reason other than cause, the NEOs unvested RSUs vest.

A “Change of Control” for the purposes of the Employment Agreements means, in respect of the Company: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCBCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); (iv) the occurrence of a transaction requiring approval of the Company’s Shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control (and assuming if necessary, that there was a termination of employment within 12 months of such change of control).  Amounts disclosed in the table below assume that the NEOs termination of employment and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31, 2019.

Named Executive Officer	Termination by the Company US$	Payment due upon a Change of Control(1) US$
Jonathan Evans President and CEO Former COO(3)	1,125,000	1,500,000
John Kanellitsas Executive Vice-Chairman	700,000	1,400,000
Eduard Epshtein CFO	440,000	880,000
Gabriel Rubacha President of South American Operations	600,000	1,200,000
Alexi Zawadzki President of North American Operations	600,000	1,200,000
Tom Hodgson(3) Former CEO	N/A	N/A

Notes:

(1)	The entitlement of the NEOs to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such NEOs upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(3)

In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2019, and consequently, Mr. Hodgson and Mr. Evans’ titles during the relevant periods are presented.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

At the annual general meeting held on March 30, 2016, the Shareholders of the Company voted to approve the Plan, which replaced a stock option plan that had been in place since 2010 (the “Old Plan”). At the annual general meeting held on June 26, 2019, the Shareholders of the Company voted to re-approve the Plan and all unallocated equity incentives issuable pursuant to the Plan.  The New Plan was adopted by the Board on April 5, 2020, on the recommendation of the Compensation Committee and approved by the TSX. The New Plan permits the Company to award the above-mentioned equity incentives up to a fixed number of Common Shares issuable not to exceed 16% of the Company’s issued and outstanding Common Shares as of the Record Date.

The New Plan is intended to secure for the Company and its Shareholders the benefits of incentives inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. All outstanding Options granted prior to March 30, 2016 will continue to be governed by the terms of the Old Plan. Subsequent to March 30, 2016, all Awards (as defined below) are governed by the terms of the Plan. Subsequent to May 7, 2020, and provided Shareholders approve the New Plan at the Meeting, all Awards (other than outstanding Options granted prior to March 30, 2016) will be governed by the New Plan.  The administration and material terms of Options granted under the New Plan, the Plan and the Old Plan are substantially similar.

The following information is as at the Company’s most recently completed financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options C$	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders(1)	8,367,805	5.94	616,523
Equity compensation plans not approved by the securityholders	-	-	-
Total	8,367,805	$5.94	616,523

Note:

(1)

As at April 7, 2020, the aggregate number of Common Shares that may be reserved for issuance under the New Plan (including the Plan and the Old Plan) is 14,400,737, with a balance of 5,401,518 Common Shares (representing approximately 6% of the Company’s current issued and outstanding Common Shares) available for future grants under the New Plan.

Annual Burn Rate under the Plan

The following sets out the annual burn rate of the Plan for the last three financial years ended December 31, 2019, 2018, and 2017, calculated by dividing the number of Awards (defined below) awarded under the Plan during the applicable financial year, by the weighted average number of Common Shares outstanding for the applicable financial year. All figures in the below table are presented on a post-Consolidation basis.

Financial Year	Number of Awards awarded under the Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b))
2019	1,734,845	89,138,000	1.9%
2018	1,821,720	88,598,000	2.1%
2017	4,747,000	75,979,000	6.2%

Summary of the New Plan

Overview

The following is a summary of the material terms of the New Plan and is qualified in its entirety by reference to the specific terms of the New Plan, a copy of which is available on the Company’s profile at www.sedar.com.

The New Plan provides for the grant to eligible directors and employees (including officers) of incentive stock options exercisable to purchase Common Shares (“Options”) and restricted share rights that convert automatically into Common Shares (“RSUs”) and PSUs. The New Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem following retirement or termination from the Board (Options, RSUs, PSUs and DSUs are collectively referred to as “Awards”).

Following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. Accordingly, 2018, 2019 and 2020 equity incentive grants reflect this policy, with RSUs being granted as short-term incentive compensation, PSUs being granted as long-term incentive compensation and DSUs being awarded to directors. For a description of the terms and conditions of each such equity incentive grant, please see below. The Board intends to continue this practice for all future equity incentive grants.

In 2020, the Compensation Committee recommended that the Board adopt a fixed equity incentive plan to increase the number of Common Shares issuable under the Company’s equity incentive program.  On April 5, 2020, the Board adopted the New Plan.  The TSX has approved the New Plan.

Stock Options

As described above, the Company completed a review of its compensation practices in 2018. Accordingly, the Company has not granted any new awards of Options since Q1 2018; however, Options granted prior to such time remain outstanding and will be governed by the terms of the Old Plan and the Plan, as applicable.

Option Grants

The New Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options. The number of Common Shares under option, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the New Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the New Plan. The date of grant for the Options shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Compensation Committee, the date such grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

When the expiry date of an Option occurs during, or within ten (10) business days following, a “blackout period”, the expiry date of such Option is deemed to be the date that is ten (10) business days following the expiry of such blackout period. Blackout periods are imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the New Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the New Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one (1) Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

As described elsewhere in this Circular, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, on the recommendation of the Compensation Committee, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short and long-term incentive compensation, respectively) rather than Options. Accordingly, the Company’s awards of equity incentives to executive officers since Q1 2018 have been exclusively in the form of RSUs (short-term) and PSUs (long-term).

RSU & PSU Grant

The New Plan authorizes the Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee or director. Each RSU or PSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the New Plan and with such additional provisions and restrictions as the Board may determine. Each RSU and PSU grant shall be evidenced by a grant letter which shall be subject to the terms of the New Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive Common Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board.

In respect of PSUs only, the Board may determine, on recommendation from the Compensation Committee, additional performance-related vesting conditions, such as performance of the Company’s Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise. As of the date of this Circular, the Board has issued two grants of PSUs and such grants followed the recommendations of WTW in their 2018 report on the Company’s Board compensation and long-term incentive compensation for executives.

Accordingly, such grant of PSUs vests in its entirety on the third anniversary of the date of grant and additionally contains vesting conditions tied to the performance of the Common Shares relative to return of the listed shares of a peer group of companies. Such performance is measured relative to “Total Shareholder Return”, meaning the weighted average of one-year and three-year Common Share performance outcomes, measured as the change in the US dollar-denominated market value of the Common Shares, for four periods weighted as follows: 20% for year one, 20% for year two, 20% for year three, and the remaining 40% based on the aggregate performance over the entirety of the three-year period. A multiplier is then applied against such weighted performance of the Common Shares, ranging from the target of 1.0x if the value of the Common Shares ranks in the 50th percentile in comparison to the peer-group, to a multiplier of either 0.0x or 2.0x if the value of the Common Shares under or over-performs such peer-group for the relative period. Consequently, the number of Common Shares that may be issued upon vesting of such PSUs can vary from zero to two for each PSU granted, and can only be determined on the third anniversary of the date of grant. In accordance with the requirements of the TSX, PSUs in this Circular are presented on the basis of the maximum number of Common Shares which underly such PSUs, although at this time the Board considers the target multiplier of 1.0x to be a reasonable estimate.

Once the RSU or PSU vests, the RSU or PSU is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSUs or PSUs held (subject, in the case of PSUs, to their applicable vesting provisions). Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

In the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event the participant retires or is terminated following the vesting period, the Company shall issue, and the participant shall forthwith receive, the Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period shall accelerate and the Common Shares underlying the RSUs or PSUs shall be issued.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with RSUs or PSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

DSUs

As described above, non-executive independent directors are compensated by the Company and are required to take at least 60% of the value of the retainer portion of such compensation in DSUs rather than cash. Such awards of DSUs to non-executive independent directors are made quarterly, based on the five-day VWAP of the Common Shares on the TSX, and will be made in the future in accordance with the New Plan.

DSU Grant

The New Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant is subject to the terms of the New Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting.  If DSUs are issued with vesting conditions, each eligible director shall redeem their DSUs on the 20th business day following the separation from the Company.  Upon redemption, the director shall be entitled to receive (subject to any share issuance limits in the New Plan), the number of Common Shares equal to the number of DSUs in the director’s account.  If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with DSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the New Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)	to insiders shall not exceed 10% of the Company’s outstanding issue from time to time;
(b)	to insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Common Shares that may be issued to any individual under the New Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

Transferability

Pursuant to the New Plan, any Awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the New Plan or any Award granted under the New Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the New Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless exercise right provisions; (vi) changes to the authority and role of the Board under the New Plan; and (vii) any other matter relating to the New Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;
(b)

no amendment to the New Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)

the expiry date of an Option shall not be more than five (5) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of shares issuable under the New Plan;
(ii)	any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders;
(iii)

any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Common Shares available under the New Plan; and

(iv)

any amendment that would extend the expiry date of any Option granted under the New Plan except in the event that such Option expires during or within ten (10) business days following the expiry of a blackout period.

If the New Plan is terminated, the provisions of the New Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the New Plan, together with any other securities-based compensation arrangements of the Company (including the Plan and the Old Plan), shall not exceed 16% of the Company’s issued and outstanding Common Shares as of the Record Date, being 90,004,604 Common Shares.

As of April 7, 2020, there were 3,579,500 Options, 5,153,572 RSUs (which amount includes the maximum number of Common Shares which may be issued pursuant to the outstanding PSUs) and 266,147 DSUs (representing, an aggregate, 8,999,219 underlying Common Shares, which is just under 10% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Plan (including the Old Plan).

SCHEDULE "A"
CORPORATE GOVERNANCE DISCLOSURE

The following addresses the disclosure guidelines under National Instrument 58-101 – Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons who are being nominated as directors for our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules:

•	George Ireland
•	Xiaoshen Wang
•	Dr. Michael Fischer
•	Fabiana Chubbs
•	Dr. Yuan Gao

Disclose the identity of directors who are not independent and describe the basis for that determination.

The Company’s non-independent directors are Jonathan Evans, by virtue of acting as CEO of the Company; John Kanellitsas, by virtue of acting as Executive Vice-Chairman; Gabriel Rubacha, by virtue of acting as President of South American Operations; and Franco Mignacco, by virtue of acting as President of Minera Exar S.A., a joint operation which is a 50% owned subsidiary of the Company.

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our Board is independent. Five of nine directors qualify as independent for purposes of the Corporate Governance Disclosure Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently also directors of other reporting or equivalent issuers:

•	George Ireland is also a director of Amerigo Resources Ltd., Rathdowney Resources Ltd. and Redstar Gold Corp.
•	Xiaoshen Wang is also a director of Ganfeng
•	Dr. Michael Fischer is also a director of Nido Petroleum Ltd. and OKEA ASA

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance. At these sessions all directors in attendance are encouraged to raise any concerns or issues that they may have. There is no fixed duration for these sessions. These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance. For the year ended December 31, 2019, there were six in-camera sessions conducted following Board meetings.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

George Ireland is the Chairman of the Board and is an independent director. The Board has established a written position description for the Chairman. The Chairman provides leadership to the Board and works with the CEO of the Company to advance the business of the Company. The Chairman is also responsible for, among other things, working with the Board on strategic planning and corporate governance issues, chairing Board meetings, appointing the chairpersons of the Board committees and performance evaluations with respect to the Company, the Board and the CEO.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the year ended December 31, 2019, there were 11 meetings of the Board. The attendance records of each director for the most recently completed financial year are set forth above.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a mandate, describe how the Board delineates its role and responsibilities.

The Board has a written mandate. The mandate was most recently disseminated to the Shareholders in the information circular dated July 7, 2017 which is filed on SEDAR, where it is attached as Schedule B, and is also available on our website at www.lithiumamericas.com.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board. The Board has not developed a written position description for the chair of each committee; however, the Board has created a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee from which the chairs of such committees delineate their roles and responsibilities.

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board does not have any formal policies with respect to the orientation of new directors. However new directors are provided with relevant materials with respect to the Company, the role of the Board, its committees and its directors, and the nature and operation of the Company’s business, as well as being oriented on relevant corporate issues by the CEO.

Directors have been and will continue to be given tours of our mineral projects. In addition, all directors are provided with monthly management reports regarding the business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board currently does not provide a formal continuing education program for its directors, although Board members are encouraged to pursue continuing education to support their role as directors. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with its business and operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education. By appointing to the Board professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

LAC has adopted the Code, which is applicable to its directors, officers and employees. A copy of the Code has been filed on SEDAR at www.sedar.com and is available on the Company’s website in English and Spanish. All directors, officers and employees of the Company are provided with a copy of the Code and must provide the Company with written acknowledgement that they have received, reviewed and understood the Code. The Company also requests acknowledgements annually from directors, officers and employees that they are conducting themselves in compliance with the Code.  Responses to those requests are tabulated as part of the internal audit procedures.  The Company’s Audit Committee is responsible for monitoring compliance with the Code. To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Company has also implemented the “Whistleblower Policy” with a formal procedure and website, toll-free telephone line, email and fax options for receiving and handling any complaints concerning possible breaches of the Code.  Whistleblowers have the option of submitting their concerns on a confidential and anonymous basis.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on such transactions. The Board will additionally form special committees to ensure that any related party transactions are considered by independent directors, as applicable.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board seeks directors who have solid track records in matters ranging from finance to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors, officers and employees that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to acknowledge they have received, reviewed and understood the Code.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All of the Company’s directors are involved in the search for new directors. The nominee must not have a significant conflicting public company association. Historically, experienced mining directors for an early-stage issuer have been difficult to attract as a result of the high level of activity in the mining sector. As described above, a comprehensive review of the Company’s corporate governance structure, policies and practices is ongoing. Subject to the results of that review, the committee charged with the review may also be involved in identification of new candidates for the Board, if on completion of such review the Board considers it advisable to nominate new candidates to the Board.

Disclose whether or not the Board has a nomination committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee currently consists of George Ireland (chair), Chaiwat Kovavisarach, Gary Cohn and Fabiana Chubbs, each of whom is an independent director.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, and for developing and recommending corporate governance guidelines to the Board.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers. In 2018, the Board engaged third party consultants to review LAC’s compensation practices and made recommendations on these practices.

Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently comprised of George Ireland (chair), Xiaoshen Wang, Fabiana Chubbs and Gary Cohn, each of whom is an independent director.

If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s equity incentive plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded. These duties are established in a written charter.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has an HSEC Committee.

Describe the role of the HSEC Committee.

The role of the HSEC Committee is to review and monitor: (i) the environmental policies and activities of the Company on behalf of the Board and management; (ii) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (iii) the policies and activities of the Company as they relate to the Company’s interaction with community, government, and other shareholders; (iv) the policies designed to ensure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with the Company’s activities.

Disclose whether or not the HSEC Committee is composed entirely of independent directors.

The HSEC Committee is a Board and management committee and is currently comprised of three non-independent directors.  Following the Meeting and consistent with the policy noted above, the Board proposes to staff the HSEC Committee entirely of independent directors.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible for establishing appropriate processes for the evaluation of the effectiveness of the Board, its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. To date, the Nominating and Corporate Governance Committee has not established formal processes for the evaluation of the effectiveness of the Board, its members and its committees and their charters, and has rather conducted informal assessments of the Board, its members and its committees and their charters.

The Board constituted the Governance Review Committee in 2019 with a mandate to conduct a fulsome review of corporate governance structure, practices and policy. For additional information related to the Company’s corporate governance review, see the discussion under “Corporate Governance” above.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.

The Board has not adopted term limits for directors or other mechanisms for board renewal. The Nominating and Corporate Governance Committee considers both the term of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing a slate of nominees at each annual meeting of Shareholders. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nominating and Corporate Governance Committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Company does have a “Majority Voting Policy” which specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company does not have a formal policy relating to the identification and nomination of women directors. The Board identifies and evaluates candidates to become members. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Board’s approach is to focus on hiring the best quality individuals for a given position, while also encouraging diversity on the Board and in executive officer positions. In this regard, Fabiana Chubbs was included in the slate of nominees for appointment to the Board at the annual general meeting of Shareholders on June 26, 2019 and elected. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise.

The Nominating and Corporate Governance Committee will monitor developments in this area while reviewing the Company’s own practices in order to adopt an approach that is meaningful for the Company.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or reelection to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women on the Board in identifying and nominating director candidates. It is contemplated that the Nominating and Corporate Governance Committee will review the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE
OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women in executive officer positions when making executive officer appointments. In order to do so, the composition and diversity of executive officer positions will be reviewed to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For the purpose of this Item, a “target” means a number of percentages, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in the best interest of the Company and all of its stakeholders, the Company does not currently have any formal rules or policies in place with respect to a target of women on the issuer’s board or executive team. The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company, however, the Board does not wish to compromise the principles of meritocracy by imposing targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Please see previous response.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

As of the date of this Circular, there is currently one member of the Board (10%) who is a woman.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Company currently has no women executive officers.

SCHEDULE "B"
GLOSSARY

“Articles” has the meaning set forth on page 2.

“Awards” has the meaning set forth on page 38.

“Bangchak” means Bangchak Corporation Public Company Limited, and as applicable, its wholly-owned subsidiary BCP Innovation Pte Ltd.

“Board of Directors” or “Board” means the board of directors of Lithium Americas.

“C$” or “$” means Canadian dollars.

“CDS” means the Canadian Depository for Securities Limited.

“CEO” means the Chief Executive Officer of Lithium Americas.

“CD&A” has the meaning set forth on page 27.

“CFO” means the Chief Financial Officer of Lithium Americas.

“Circular” has the meaning set forth on page 1.

“Code” means the Code of Business Conduct and Ethics adopted by Lithium Americas.

“Common Shares” means the common shares in the capital of Lithium Americas.

“Company” or “Lithium Americas” or “LAC” means Lithium Americas Corp.

“Compensation Committee” has the meaning set forth on page 20.

“Computershare” means Computershare Investor Services Inc.

“Consolidation” has the meaning set forth on page 1.

“COO” means the Chief Operating Officer of Lithium Americas.

“DSUs” has the meaning set forth on page 29.

“Employment Agreements” has the meaning set forth on page 36.

“Epshtein Agreement” has the meaning set forth on page 34.

“Evans Agreement” has the meaning set forth on page 33.

“Fair Market Value” has the meaning set forth on page 39.

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiary GFL International Co., Ltd.

“Hodgson Agreement” has the meaning set forth on page 34.

“HSEC Committee” has the meaning set forth on page 20.

“IFRS 2” means International Financial Reporting Standards 2.

“Intermediary” has the meaning set forth on page 5.

“Kanellitsas Agreement” has the meaning set forth on page 33.

“KPIs” has the meaning set forth on page 28.

“LAC Board” means the board of directors of Lithium Americas.

“Majority Voting Policy” has the meaning set forth on page 9.

“Meeting” has the meaning set forth on page 1.

“Meeting Materials” has the meaning set forth on page 1.

“Minera Exar” means Minera Exar S.A.

“NEO” has the meaning set forth on page 26.

“New Plan” has the meaning set forth on page 8.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.

“NI 58-101” or the “Corporate Governance Disclosure Rules” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NOBOs’ has the meaning set forth on page 5.

“Non-Registered Shareholder” has the meaning set forth on page 5.

“Notice of Meeting” has the meaning set forth on page 1.

“NYSE” means the New York Stock Exchange.

“OBOs” has the meaning set forth on page 5.

“Old Plan” has the meaning set forth on page 37.

“Options” has the meaning set forth on page 38.

“Peer Group” has the meaning set forth on page 28.

“Plan” has the meaning set forth on page 8.

“Project Investment” means the subscription by a wholly-owned subsidiary of Ganfeng to purchase approximately 141 million newly issued common shares of Minera Exar for US$160 million, which transaction closed in August 2019.

“Proxy” has the meaning set forth on page 1.

“PSUs” has the meaning set forth on page 29.

“PwC” means PricewaterhouseCoopers LLC, Chartered Professional Accountants.

“Record Date” has the meaning set forth on page 1.

“Registered Shareholder” has the meaning set forth on page 4.

“RSUs” has the meaning set forth on page 38.

“Rubacha Agreement” has the meaning set forth on page 34.

“Severance Period” has the meaning set forth on page 36.

“Shareholders” means the holders of shares in the capital of Lithium Americas.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” has the meaning set forth on page 1.

“US$” means United States dollars.

“VWAP” means the volume-weighted average trading price.

“WTW” has the meaning set forth on page 27.

“Zawadzki Agreement” has the meaning set forth on page 34.

SCHEDULE "C"
AMENDED AND RESTATED EQUITY INCENTIVE PLAN

C-1

LITHIUM AMERICAS CORP.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

April 5, 2020

PART 1
PURPOSE

1.1	Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Available Awards

Awards that may be granted under this Plan include:

(a)	Options;
(b)	Deferred Share Units; and
(c)	Restricted Share Rights.

PART 2
Interpretation

2.1	Definitions
(a)	“Affiliate” has the meaning set forth in the BCA
(b)	“Award” means any right granted under this Plan, including Options, Deferred Share Units and Restricted Share Rights.
(c)	“BCA” means the Business Corporations Act (British Columbia)
(d)

“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Company then in effect.

(e)	“Board” means the board of directors of the Company.
(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.
(g)	“CEO” means the Chief Executive Officer of the Company.
(h)	“Change of Control” means

1

the occurrence and completion of any one or more of the following events:

(A)

the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(B)

the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C)	the Company is to be dissolved and liquidated;
(D)

any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company’s outstanding voting securities; or

(E)

as a result of or in connection with: (i) the contested election of directors, or; (ii) a transaction referred to in subparagraph (i) above, the persons who were directors of the Company before such election or transaction shall cease to constitute a majority of the directors.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.
(j)	“Committee” has the meaning attributed thereto in Section 8.1.
(k)	“Company” means Lithium Americas Corp., a company incorporated under the laws of British Columbia.
(l)

“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Restricted Shares in accordance with Section 4.4 of this Restricted Share Plan; and (ii) the Participant’s Separation Date.

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(m)

“Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(n)	“Deferred Share Unit Grant Letter” has the meaning ascribed thereto in Section 5.2 of this Plan.
(o)

“Deferred Share Unit Payment” means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(p)	“Delegated Options” has the meaning ascribed thereto in Section 3.3 of this Plan.
(q)	“Designated Affiliate” means subsidiaries of the Company designated by the Committee from time to time for purposes of this Equity Incentive Plan.
(r)

“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(s)

“Director Separation Date” means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(t)

“Director Termination” means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(u)	“Effective Date” has the meaning set forth in Section 7.7.
(v)	“Eligible Directors” means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.
(w)

“Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee; upon recommendation of the Committee, as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(x)

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(y)	“Insider” has the meaning set out in the TSX Company Manual.

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(z)	“Meeting” means the annual general meeting of shareholders of the Company to be held on May 7, 2020.
(aa)	“Option” means an option granted under the terms of this Plan.
(bb)	“Option Period” means the period during which an Option is outstanding.
(cc)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.
(dd)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.
(ee)	“Participant” means an Eligible Employee or Eligible Director who participates in this Plan.
(ff)	“Plan” means this Equity Incentive Plan, as it may be amended and restated from time to time.
(gg)

“Restricted Period” means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(hh)

“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(ii)	“Restricted Share Right” has such meaning as ascribed to such term at Section 4.1 of this Plan.
(jj)	“Restricted Share Right Grant Letter” has the meaning ascribed to such term in Section 4.2 of this Plan.
(kk)	“Separation Date” means the date that a Participant ceases to be an Eligible Director or Eligible Employee.
(ll)	“Service Provider” means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more.
(mm)	“Shares” means the common shares of the Company.
(nn)	“Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.
(oo)

“Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(pp)	“US Taxpayer” means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986.

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2.2	Interpretation
(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b)

Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.

(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.
(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1	Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

3.3	Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the “Delegated Options”).  The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

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3.4	Terms of Options

The Option Period shall be five years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	at any time during the first six months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b)

at any time during each additional six-month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)

in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b)	in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

3.5	Cashless Exercise Right

Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)

subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

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3.6	Effect of Termination of Employment or Death

If an Optionee:

(a)

dies while employed by, a Service Provider to or while a director of the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b)

ceases to be employed by, a Service Provider to or act as a director of the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to or act as a director of the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7	Effect of Takeover Bid

In the event of a Change of Control, unless otherwise determined by the Board, (i) all Options outstanding shall immediately vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter.

3.8	Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
RESTRICTED SHARE RIGHTS

4.1	Participants

The Company has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

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4.2	Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter (a “Restricted Share Right Grant Letter”) issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3	Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period applicable to such Restricted Share Rights. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Rights may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares. Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4	Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina, and not, in either case, a US Taxpayer, may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5	Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.  For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6	Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Rights to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.7	Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

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4.8	Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid.

4.10	Change of Control

In the event of a Change of Control, all Restricted Share Rights outstanding shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

PART 5
DEFERRED SHARE UNITS

5.1	Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director’s account when designated by the Board.

5.2	Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a “Deferred Share Unit Grant Letter”) issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3	Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director’s death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director’s account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

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No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

5.4	Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director’s account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid.

PART 6
WITHHOLDING TAXES

6.1	Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7
GENERAL

7.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities–based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company’s former stock option plans (the “Original Plans”)) shall not exceed 14,400,737 Shares, which will not be more than 16% of the outstanding issue as of the record date of the Meeting, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable),

(a)	to Insiders shall not exceed 10% of the Company’s outstanding issue from time to time;
(b)	to Insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c)	to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

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In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company’s other security-based compensation arrangement, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

For the purposes of this Section 7.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

7.2	Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3	Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4	Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

7.6	Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;
(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and
(c)	such other information as the Board may determine.

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7.7	Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan (a) by an ordinary resolution passed at a meeting of the shareholders of the Company; and (b) by The Toronto Stock Exchange (collectively, the “Effective Date”). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or The Toronto Stock Exchange failing to approve this Plan.

7.8	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the cashless exercise right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(b)

no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;
(d)	the Directors shall obtain shareholder approval of:
(i)	any amendment to the number of Shares specified in subsection 7.1;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to section 7.3; and
(iv)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in subsection 3.4.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

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7.10	Section 409A

It is intended that any payments under the Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.

7.11	Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

7.12	Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if The Toronto Stock Exchange determines not to approve this Plan.

PART 8
ADMINISTRATION OF THIS PLAN

8.1	Administration by the Committee
(a)

Unless otherwise determined by the Board, this Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) or equivalent committee appointed by the Board and constituted in accordance with such Committee’s charter.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:
(i)

adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.
8.2	Board Role
(a)

The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.  The Board may delegate this authority as it sees fit, including as set forth in Section 3.3.

(b)	The Board may delegate any of its responsibilities or powers under this Plan to (i) the Committee, or (ii) the CEO as set forth in Section 3.3

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(c)

In the event the Committee or, in respect of the Delegated Options, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9
TRANSITION

9.1	Replacement of Stock Option Plan

Subject to Section 9.2, as of the Effective Date, this Plan replaces the Original Plans and, after the Effective Date, no further Awards will be granted under the Original Plans.

9.2	Outstanding Options under the Original Plans

Notwithstanding Section 9.1 but subject to the “Blackout Period” provisions of Section 3.4 hereunder, all Awards granted under this Plan prior to the Effective Date that remain outstanding after the Effective Date will continue to be governed by the terms of the Original Plans and not by the terms of this Plan.

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